                                                                    EXHIBIT 12.2


RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in the Thousands)

                                      THREE MONTHS
                                         ENDED
                                       MARCH 31,                            YEARS ENDED DECEMBER 31,
                                      ------------     --------------------------------------------------------------------
                                          2003            2002          2001            2000         1999           1998
                                      ------------     ---------     ---------        --------     --------        --------
Income(1).......................        $70,022         $220,012      $227,574        $217,539     $ 39,565        $ 59,316

Plus:
Cumulative  effect  of  change  in
accounting principle............          ---             ---              282             ---         ---             ---
Extraordinary Items(2)..........          ---             12,166         1,620             705         ---             ---
Income Taxes....................          ---             ---             ---              ---          ---            ---
Interest Expense................         47,980          185,305       168,963         173,228       90,782          44,697
                                      ------------     ---------     ---------        --------     --------        --------
       Total Earnings...........       $118,002         $417,483      $398,439        $391,472     $130,347        $104,013
Fixed Charges:
       Interest Expense.........         47,980          197,541       171,593         174,446       91,159          44,697
                                      ------------     ---------     ---------        --------     --------        --------
       Total Fixed Charges......        $47,980         $197,541      $171,593        $174,446     $ 91,159        $ 44,697
Earnings/Fixed Charges..........          2.5x            2.1x          2.3x            2.2x       1.4x(3)           2.3x


______________________________

(1) Income represents net income plus minority interest, preferred dividends, HPU holders' share of undistributed earnings and distributions from operations of joint ventures, less investments in and advances to unconsolidated joint ventures.

(2)  Represents loss on early extinguishment of debt.

(3) Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the external advisor to our Company. Excluding the effect of this non-recurring, non-cash charge our ratio of earning/fixed charges for the year ended December 31, 1999 would have been 2.5x.